# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HEALTH ADVANCE INC., CIK 0001531477
CUSIP: 42225L203
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 9131 Keele Street, Suite A4, Vaughan, Ontario Canada (A6), L4K 0G7
Date of event which requires filing of this statement: 05/23/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001893419

## Reporting persons
- J. P. CAREY LTD PARTNERS, LP: type of reporting person: corporation (CO); citizenship or place of organization: Georgia (GA); sole voting power 18,315,018; shared voting power 0; sole dispositive power 18,315,018; shared dispositive power 0; aggregate amount beneficially owned 18,315,018 (9.9% of the class)
  Comment: Percent of Class: 9.85% (based on the total of 185,947,500 outstanding shares of Common Stock)

## Item 1. Issuer
Name of issuer: HEALTH ADVANCE INC.
Address of issuer's principal executive offices: 9131 Keele Street, Suite A4, Vaughan, ONTARIO, CANADA, L4K 0G7.

## Item 2. Person Filing
Name of person filing: J. P. CAREY LIMITED PARTNERS LP
Address of principal business office or, if none, residence: 800 Cooper Sandy Cove Alpharetta, GA 30004
Citizenship: GEORGIA, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 18,315,018
Percent of class: 9.85
Sole power to vote or to direct the vote: 18,315,018
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 18,315,018
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- J. P. CAREY LTD PARTNERS, LP: /s/ Joseph C. Canouse, Joseph C. Canouse, Manager (05/24/2024)